DAVIS & ASSOCIATES

(A PROFESSIONAL LAW CORPORATION)

-SECURITIES, BUSINESS & INTERNATIONAL LAWYERS-

LOS ANGELES	NEWPORT BEACH
(310) 823-8300	LONDON
(213) 400-2007
don@securities-attys.com

Respond To:

P.O. Box 852

Palos Verdes Estates, CA

90274

March 21, 2022

To:	Nicholas Lamparski

Lilyanna Peyser

Divison of Corporate Finance

Office of Trade & Services

Securities And Exchange Commission

Re:	Mobile Global Esports, Inc.

Registration Statement on Form S-1, Amendment # 1

Filed this Date

File No. 333-261877

Dear Messrs Lamparski and Peyser,

We represent Mobile Global Esports, Inc. in this matter as outside legal counsel. This cover letter is filed with the concurrent filing of Amendment number 1 to the above referenced Registration Statement, and is responsive to Staff’s Letter of Comments of January 19, 2022.

(Paragraph numbers reference the numbers in Staff’s Letter of Comments.)

Risk Factors

Risks Related to Our Business

“We have relied on third-party sources for market and industry data . . .”, page 7

1. Your statement that you “have not independently verified data from industry publications and other third-party sources and therefore cannot assure . .. . that they are complete or reliable,” appears to disclaim responsibility with respect to the third party information. Please either delete this risk factor or revise to state that you are responsible for such information.

This risk factor has been deleted.

The Business of Mogo

The Online Esports Industry, page 24

2. Your disclosure throughout the filing indicates that you intend to operate in India and South Asia. Yet the statistics you provide in this section about SuperData’s Year in Review appears to discuss the impact that COVID-19 lockdowns had on the video game industry in the U.S. Please tell us how these statistics apply to your intended business operations or, in the alternative, please revise this disclosure as appropriate.

Our disclosure has been revised and this specific language deleted.

Government Regulation, page 32

3. Please revise to discuss the effect of any Indian governmental regulations or restrictions, including but not limited to the “real money games” you discuss on page 24, that will materially impact your business consistent with Item 101(h)(4)(ix) of Regulation S-K and, if appropriate, include risk factor disclosure describing the risks to your business resulting from such regulations or restrictions.

We believe the discussion is complete, and the risk factor on regulation has been expanded to encompass this discussion. Management knows of no new or probable government laws or regulations that would effect our business.

Material Agreements, page 32

4. Your statement that “[i]f there is any inconsistency between this summary and the Agreements, the actual executed Agreements will control” appears to suggest that you have not accurately presented the material terms of the agreements discussed in this section. Please revise to remove this statement and ensure you have accurately summarized the material terms of the agreements discussed. In addition, please disclose the length of the terms of the Agreements.

This statement has been revised. All material terms of the agreements have been summarized in the Material Agreements section of the registration statement.

The SII-MOGO Founders Agreement and Supplement Agreement, page 33

5. Your disclosure throughout the filing indicates that SII has licensed to you certain commercialization rights associated with approximately 73 universities. However, your disclosure on page 33 indicates that some of the rights have not been granted to SII, but are only “under discussion.” On page 25, you also disclose that “51 Indian universities . . . have committed to sending teams to SII’s virtual esports events.” Please revise to clarify how many of these rights SII has already acquired and are held under contract by SII, as compared to how many of these rights SII has yet to acquire, does not hold under contract, and are still “under discussion.”

Mogo has acquired rights by Assignment from Sports Industry of India, Inc., (SII), and its subsidiaries, of rights granted under executed contracts with 73 India Universities by and between SII’s subsidaries and each university. A listing of the identity of all 73 India Universites has been included under Material Agreements in the prospectus. The disclosures on the above referenced pages have been corrected accordingly.

Management

Directors and Executive Officers, page 40

6. We note that the biographical descriptions of your officers and directors are unclear with regard to the most recent five years of business experience, particularly with respect to the relevant dates of employment. Please revise the descriptions of your officers and directors to eliminate any gaps or ambiguities regarding their experience during the most recent five years. Please refer to Item 401(e) of Regulation S-K.

The biographical descriptions for the Board of Directors and principal officers has been expanded accordingly

Principal Stockholders, page 45

7. Please revise your beneficial ownership table to identify the natural person(s) with voting and/or investment control over Sports Industry of India, Inc. and Kurt & Brenda Warner Revocable Trust. Refer to Item 403 of Regulation S-K

Complied with.

Certain Relationships and Related-Party Transactions, page 46

8. Please revise to provide the complete disclosure called for by Item 404(d)(1) of Regulation S-K. In this regard, Item 404(d)(1) requires that smaller reporting companies provide related party transaction information if the amount involved exceeds the lesser of $120,000 or 1% of the average of the company’s total assets at year end for the last two completed fiscal years. Since your date of inception was March 11, 2021 and your total assets at August 31, 2021 amount to $320,644, please revise your disclosure to indicate that this section will cover each related party transaction since the beginning of your last fiscal year, or any currently proposed transaction, in which the amount involved exceeds 1% of the average of your total assets at August 31, 2021. Please also disclose your issuance of 2,650,000 shares to SII under the Founders Agreement, or tell us why you believe you are not required to do so. Refer to Item 404(d)(1) of Regulation S-K and Instruction 1(b)(i) to Item 404(a) of Regulation S-K.

The prospectus has been amended to provide disclosure as required by Item 404(d)(1) of Regulation S-k

General

9. Please revise your prospectus cover page and Prospectus Summary to disclose that your officers, directors, and 5% stockholders will have a significant and perhaps controlling influence over your company following the completion of this offering. As a related matter, please disclose whether you expect to meet the definition of a“controlled company” under Nasdaq listing rules after the completion of the offering and, if so, whether you intend to rely on any exemptions as a controlled company. If applicable, please disclose on the prospectus cover page and in the prospectus summary that you are a controlled company, and include a risk factor that discusses the effect, risks and uncertainties of being designated a controlled company.

Officers, directors and 5% or more shareholders currently own in the aggregate approximately 41% of our outstanding common stock before this offering, While a sizable block, this does not constitute ‘Control’ of the Company. Further, there is no agreement or understanding to act in concert by such shareholders, so no, they do not constitute a ‘group’ for inclusion in the disclosure as a “control group.”

Language has been added discussing that Officers, Directors and 5% Shareholders own less then 50 percent of the outstanding stock of the company, but in the aggregate own approximately 41% of our outstanding Common Stock, and if they chose to cast their shares together, they could have a significant impact on the company and its activities. ( See “Risks Related to Our Common Stock- Our officers, directors and 5% stockholders may exert significant influence over our affairs, including the outcome of matters requiring stockholder approval.” under Risk Factors

10. We note your disclosure on page 3 states that you have a “registered office in India.” However, the disclosure throughout the rest of your registration statement as well as in your articles of incorporation and bylaws indicates that your registered office is in the state of Delaware. Please revise to clarify, if true, that your “registered office in India” is the address for your agent for service in India. Further, to the extent you have opened an office in India, please revise your disclosure to make this clear to investors. As currently written, your disclosure on page 32 suggests that you will open a dedicated office in India “once sufficient funding is available and the Covid restrictions are lifted.”

You are correct. The Company’s office in India now exists and serves as a location for service of process, and also has facilities for our India employees, although they mostly work from home. This disclosure has been clarified in the prospectus.

11. Please include the information required by Item 8 of Form S-1 with respect to the offering by the selling stockholders. In addition, if true, clarify in appropriate places throughout the prospectus that the expected offering price of $6.00 per share applies to the offering of shares to be sold by both the company and the selling stockholders.

Complied with.

12. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

There has been no activity by the Company, the underwriter, or their representatives to test the waters for the market for this offering to date, and there has been no use of so called free writing materials. As a result, there is nothing to supply.

If you have questions, suggestions or additional thoughts about the above staff comments, or our response, or about other issues, please contact me at your earliest convenience, by cell phone to (213) 400-2007, or by email to Don@securities-attys.com.

Thank you for your assistance in this matter.

Very Truly,

/s/ Donald G. Davis
Donald G. Davis

4